Exhibit 99.1

FLAMEL TECHNOLOGIES
Société Anonyme with a share capital of Euros 2,652 688.41
Registered Office :
Parc Club du Moulin à Vent
33, avenue du Docteur Georges Lévy
69693 VENISSIEUX (France)
379 001 530 R.C.S. LYON
NOTICE OF A COMBINED ORDINARY AND EXTRAORDINARY GENERAL
MEETING OF SHAREHOLDERS
ON OCTOBER 24th, 2005
Sent by Mail
Ladies and Gentlemen,
You are cordially invited to attend the Combined Ordinary and Extraordinary General Meeting (the “Meeting”) of the shareholders of FLAMEL TECHNOLOGIES (the “Company”) which will be held on October 24th, 2005 at 10 a.m. at the registered office of the Company, with the following agenda :
Agenda
–	Reading of report of the Board of Directors and special reports of the Statutory Auditor
Resolutions within the competence of the ordinary general shareholders’ meeting
–	Appointment of Mr. John Vogelstein as Director
–	Appointment of Mr. Frédéric Lemoine as Director
–	Appointment of Mr. Stephen Willard as Director
–	Determination of the annual amount of Directors’ attendance fees
Resolutions within the competence of the extraordinary general shareholders’ meeting
–	Amendment of Article 14 of the Articles of Association
–	Amendment of Article 13 of the Articles of Association
–	Authority granted to the Board of Directors to make awards of the Company’s shares without consideration to employees of the Company or companies or economic interest groups affiliated with the Company in accordance with the provisions of Article L. 225-197-2 of the Commercial Code and to officers stipulated in Article L. 225-197-1, II of the said Code
–	Authority granted to the Board of Directors to issue up to 250,000 warrants (“Bons de Souscription Autonomes)” (“warrants BSA”), reserved to a category of beneficiaries comprising the Directors of the Company who are not officers and/or employees of the Company, including the Chairman; authorizing the Board of Directors to proceed with the capital increase subsequent to the exercise of these warrants (BSA) and to issue a maximum of 250.000 new ordinary shares
–	Increase of the share capital reserved to the Company’s employees as contemplated by articles L. 225-129-6 of the Commercial Code and L. 443-5 of the Labor Code
–	Power and proxies in connection with filing, publication, and registration formalities

Please note that in the event that you are not able to attend the meeting, you may either grant a proxy to your spouse or to another shareholder, who will be attending the meeting, or vote by mail. You may also address a proxy to the Company without indicating any representative. In this latter case, please note that the Chairman of the meeting will thus (i) vote in favor of the resolutions approved by the Board of Directors and (ii) vote unfavorably for the other resolutions, which would have not been approved by the Board. If you wish to vote in another way, you shall give a proxy to a representative, who will agree to vote as you require.
Under no circumstances, will you be allowed to return to the Company a document including both instructions of vote by mail and by proxy.
The voting instructions will not be taken into account unless the above-mentioned document, duly filled out, reaches the Company at least three days before the Shareholders’ meeting.

THE BOARD OF DIRECTORS

IMPORTANT :
IF YOU EXPECT TO BE PRESENT AT THE MEETING, PLEASE NOTE THAT SHAREHOLDERS WILL BE ADMITTED TO THE COMBINED ORDINARY AND EXTRAORDINARY GENERAL MEETING WHATEVER THE NUMBER OF SHARES THEY HOLD PROVIDED THAT IF THEY ARE OWNER OF REGISTERED SHARES THEIR SHARES HAVE BEEN REGISTERED IN A SHARE ACCOUNT HELD BY THE COMPANY AT LEAST ONE DAY PRIOR TO THE DATE OF THE MEETING OR IF THEY ARE OWNER OF BEARER SHARES THEY HAVE DEPOSITED A CERTIFICATE STATING THE UNAVAILABLITY OF THEIR SHARES AT LEAST ONE DAY PRIOR TO THE DATE OF THE MEETING.
IF YOU EXPECT NOT TO BE PRESENT AT THE MEETING, YOU MAY COMPLETE AND PROMPTLY RETURN THE FORM OF PROXY AND VOTE BY MAIL (DOCUMENT UNIQUE DE VOTE PAR CORRESPONDANCE ET PAR PROCURATION), WHICH IS ENCLOSED FOR YOUR CONVENIENCE.
PLEASE NOTE THAT ANY ABSTENTION EXPRESSED IN THE FORM OF PROXY AND VOTE BY MAIL (DOCUMENT UNIQUE DE VOTE PAR CORRESPONDANCE ET PAR PROCURATION) OR RESULTING FROM THE ABSENCE OF INDICATION OF VOTE WILL BE DEEMED TO BE AN UNFAVORABLE VOTE TO THE PROPOSED RESOLUTION.
IF THE QUORUM FOR THE ORDINARY MEETING IS NOT MET ON OCTOBER 24th, 2005, SHAREHOLDERS WILL BE INVITED TO VOTE ON A MEETING WHICH WILL BE HELD ON OCTOBER 31st, 2005 ON THE SAME AGENDA, AS DESCRIBED IN THIS NOTICE .
Quorum required under French law
The required quorum for ordinary resolutions is one fourth (25%) of the total outstanding shares. If such quorum is not met, the Board of Directors will give a second notice of Shareholders’ Meeting.
At this second Meeting, no quorum is required for ordinary resolutions.
The required quorum for extraordinary resolutions is one third (33%) of the total outstanding shares with voting rights, upon first call of the shareholders’ meeting. If such quorum is not met, the Board of Directors will give a second notice of Shareholders’ Meeting. At this second Meeting,which shall not take place earlier than six days after the first meeting, the required quorum is one fourth (25%) of the total outstanding shares with voting rights.
Enclosed documents:
•	Draft resolutions to be presented to the combined ordinary and extraordinary shareholders’ meeting;
•	Report of the Board of Directors;
•	Table of the Company’s results for the last five financial years;
•	Form of proxy and vote by mail;
•	Document and information request form.